Exhibit 2

POWER OF ATTORNEY IN FAVOR OF DIERK SCHROEDER

Each of the undersigned (the "Principals") hereby grants Dierk Schroeder, the managing director of Carl Edelmann GmbH, the power of attorney to file on behalf of each of the Principals, either individually or in case of a joint filing, jointly, as Dierk Schroeder may in its reasonable discretion determine, with the Securities and Exchange Commission ("SEC") any amendments to this Schedule 13D and any other documents required to be filed or submitted to the SEC in connection therewith.
This power of attorney may be exercised several times and expires at the earlier of (i) Dierk Schroeder ceasing to be the managing director of Carl Edelmann GmbH, or (ii) through revocation by a respective notice to the SEC by the respective Principal.

September 03, 2008

/s/ JW. Dziallas
Joachim W. Dziallas

Edelmann GmbH & Co. KG

/s/ JW. Dziallas
by Edelmann Verwaltung GmbH
General Partner
by Joachim W. Dziallas
Managing Director